VIA EDGAR

June 3, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on May 8, 2025, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 928, which was filed with the U.S. Securities and Exchange Commission on March 27, 2025, for the purpose of registering shares of the WisdomTree GeoAlpha Opportunities Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in PEA No. 928.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff five business days before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

Prospectus Comments and Responses

3.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense example.

Response: The Fund’s completed fee table and expense example, reflecting the Fund's proposed fee structure, are set forth in Appendix A hereto.

4.	Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section of the Prospectus states that the Fund generally uses a representative sampling strategy. Please consider including appropriately tailored risk disclosure regarding management risk associated with using a representative sampling strategy.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Response: The Registrant represents that risk disclosure regarding the Fund’s representative sampling strategy is included in the "Non-Correlation Risk". The Registrant does not believe that additional disclosure is necessary.

5.	Comment: Please confirm supplementally that the index methodology is rules-based for selecting issuers that benefit from the thematic opportunities disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus.

Response: The Registrant confirms that the index methodology is rules-based for selecting issuers that benefit from the thematic opportunities disclosed in the "Principal Investment Strategies of the Fund" section of the Prospectus.

6.	Comment: Please explain supplementally the rule that governs the determination that a company is “positioned to benefit from geopolitical considerations.”

Response: According to WisdomTree, Inc., the index provider, a company positioned to benefit from geopolitical considerations derives incremental revenue from increased defense spending, shifting geography of supply chains, U.S. trade policy changes, and other geopolitical events that can lead to shifts in the global power structure and economic policies.

7.	Comment: Please consider including appropriately tailored risk disclosure regarding market capitalization.

Response: The Registrant represents that the Fund does not expect to focus on companies of any particular market capitalization and, therefore, risk disclosure regarding market capitalization will not be added at this time.

8.	Comment: Please clarify supplementally how the weightings of the index constituents are determined and provide a detailed explanation of the index weighting methodology.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, index constituents will be weighted according to market capitalization, liquidity, and relevance to the four trends described in the Prospectus. More specifically, the index constituents will be weighted by multiplying their free float market capitalization by the thematic intensity score assigned to them during the eligibility determination process subject to, at each rebalance, a 5% per constituent cap and, if applicable, a liquidity adjustment when a security’s trading volume is below the required minimum.

9.	Comment: Please identify the Fund’s sub-adviser under the heading “Management –Sub-Adviser.”

Response: The Registrant confirms that the Fund’s sub-adviser will be identified under the heading “Management –Sub-Adviser” in the Fund’s effective registration statement.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/Joanne Antico
Joanne Antico, Esq.
Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust)
Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	[0.58]%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	[0.00]%[1]
Total Annual Fund Operating Expenses	[0.58]%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$[59]	$[186]

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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